FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May 2007


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

1st Quarter Results



Results for the first quarter ended 31 March 2007

Cambridge, UK and Cambridge, Massachusetts - 10 May 2007 - Acambis plc (Acambis) (LSE: ACM) announces its results for the three months ended 31 March 2007 and provides an update on its operations.

Key points:

-    Financial highlights
     o Milestones worth EUR7.5m (GBP5.1m) from sanofi pasteur achieved for ChimeriVax(TM)-JE
         - GBP1.8m recognised as revenue in the quarter, balance of GBP3.3m held as deferred revenue
     o   Cash and cash equivalents increased to GBP39.6m

-    Board changes and restructuring update
     o   Ian Garland appointed CEO with effect from 8 May 2007
     o   Restructuring programme on track to deliver expected cost savings

-    R&D pipeline
     o  ChimeriVax-JE
          -  Worldwide partnership established with sanofi pasteur
          - Excellent efficacy data from pivotal Phase 3 trial: seroconversion in 99.1% of ChimeriVax-JE subjects compared with 74.8% in JE-VAX(R) group
          -  Paediatric trial underway in India
     o  ChimeriVax-West Nile: second part of Phase 2 trial underway
     o  Universal Influenza vaccine: IND for Phase 1 trial filed with FDA

-    ACAM2000: Advisory Committee meeting scheduled for 17 May 2007

                                                    Three months ended 31 March
                                                          2007             2006
Revenue                                                GBP2.6m           GBP6.0m
Operating loss before restructuring costs              GBP8.7m          GBP11.8m
Loss before tax                                       GBP12.3m          GBP11.4m
Basic loss per share                                     11.6p            10.5p



Peter Fellner, Chairman of Acambis, commented:

"We have made good progress during this period of transition for Acambis. Our new management team is now in place and the reorganisation announced in March has been successfully implemented, ensuring we are on track to achieve the expected cost savings. We have also achieved important pipeline-related developments during the first quarter, particularly for one of our leading programmes, ChimeriVax-JE, and are looking forward to the outcome of the FDA's Advisory Committee review of ACAM2000 on 17 May."

A conference call for analysts will be held today at 9.00 am BST. For details, contact Margherita Lupi at Brunswick on telephone number +44 (0) 20 7404 5959. An instant replay of the call will be available until 17 May 2007 on telephone number UK: +44 (0) 20 8196 1998 and US: + 1 (866) 583 1035. The pin code is
949716#. A webcast of the call will also be available via Acambis' website at www.acambis.com. The webcast replay will be available for 12 months until 10 May 2008.


Enquiries:

Acambis plc:                                          +44 (0) 1223 275 300
Ian Garland, Chief Executive Officer
Elizabeth Brown, Acting Chief Financial Officer
Lyndsay Wright, VP, Communications and IR

Brunswick:                                            +44 (0) 20 7404 5959
Jon Coles / Justine McIlroy / Margherita Lupi


Chairman's statement

OVERVIEW

In the first quarter of 2007, we have laid the foundations for Acambis' transition into a high-value biotechnology company that is supported by, rather than reliant on, its biodefence revenues.

We have established a new executive management team with the appointment of Ian Garland as CEO on 8 May, Dr Michael Watson, as Executive Vice President, R&D, and Elizabeth Brown as Acting Chief Financial Officer. During the quarter, we also initiated a restructuring programme to refocus our resources upon key programmes and core operational capabilities, and significantly lower our cost base.

At the same time, we have continued to move forward our R&D pipeline. We achieved notable progress on our Japanese encephalitis vaccine project during the quarter, establishing an important commercialisation partnership with sanofi pasteur and announcing positive data from a pivotal Phase 3 trial. Since then, we have achieved two milestones that triggered payments from sanofi pasteur. In addition, we have initiated the second part of a Phase 2 trial of our ChimeriVax-West Nile vaccine candidate and recently submitted an Investigational New Drug (IND) application to the US Food and Drug Administration (FDA) to initiate clinical testing of our ACAM-FLU-A influenza vaccine candidate.

On 17 May the FDA Vaccines and Related Biological Products Advisory Committee will review our ACAM2000 smallpox vaccine. We look forward to the outcome of that meeting, given that a licence is a necessary prerequisite for the long-term warm-base manufacturing contract that we are negotiating with the US Centers for Disease Control and Prevention (CDC).

BOARD CHANGES AND RESTRUCTURING UPDATE

We were pleased to welcome Ian Garland as our new CEO on 8 May 2007. Ian was previously CFO of Arrow Therapeutics Ltd, which was acquired by AstraZeneca plc for $150m in February 2007. The Board believes that Ian's biopharmaceutical experience, which includes leading a substantial US operation as well as implementing major transactions, will be invaluable to Acambis as we expand our R&D portfolio further and reduce the Company's future reliance on biodefence.

Our previous CEO, Gordon Cameron, is continuing as a Board member until 1 June to facilitate a smooth transition.

On 7 March, we announced a restructuring programme to reduce Acambis' cost base by around 20%. We are on track to achieve the planned cost savings and the majority of the initiatives have already been implemented. The cash costs of the restructuring are, as expected, around GBP3m, which we expect will be offset by the savings we will achieve during the course of 2007. Thereafter, we expect a reduction in the cost base of approximately GBP7m per annum.

R&D UPDATE

ChimeriVax-JE: two partnership-related milestones achieved

We have made excellent progress during the first quarter with ChimeriVax-JE, which is one of our most advanced vaccine candidates. In February, Acambis granted sanofi pasteur marketing, distribution and certain manufacturing rights to ChimeriVax-JE worldwide, excluding India and the Indian subcontinent where we have an existing agreement with Bharat Biotech International Limited, and also excluding the US, for which sanofi pasteur has been granted an option.

The partnership agreement was followed by the announcement of positive results from our pivotal Phase 3 efficacy trial. In this trial, our single-dose ChimeriVax-JE vaccine was tested for non-inferiority to the three-dose JE-VAX. With seroconversion rates of 99.1% in the ChimeriVax-JE group compared with 74.8% in the JE-VAX group, we were able to demonstrate not only non-inferiority but also statistical superiority (p<0.001).

We also initiated a paediatric trial in India, which is the first time ChimeriVax-JE has been tested in infants and children.

Since then, we have successfully achieved two milestones related to our sanofi pasteur partnership, worth a total of EUR7.5m (GBP5.1m), of which GBP3.3m was received during March. In the quarter, GBP1.8m was recognised as revenue with the remaining GBP3.3m being held as deferred revenue.

ChimeriVax-West Nile: second part of Phase 2 trial initiated

During the period, we initiated the second part of the Phase 2 trial of our vaccine candidate against the West Nile virus. ChimeriVax-West Nile is currently being tested in elderly subjects, who represent one of the key target populations for the vaccine. Approximately 100 subjects aged 41 and above will be recruited into the trial, which will compare ChimeriVax-West Nile's safety, tolerability and immunogenicity profile against placebo.

C. difficile: formulation work ongoing in 2007

During 2007, we are addressing the formulation of our C. difficile vaccine candidate with a view to improving its stability profile. Thereafter, we will manufacture new vaccine lots for the next stage of clinical development planned for 2008.

Influenza: application submitted to US FDA for clinical trials

We have recently submitted an IND application to the US FDA for our ACAM-FLU-A influenza vaccine candidate. ACAM-FLU-A is the first vaccine candidate being developed under our influenza programme. As a universal vaccine candidate targeting all 'A' strains of the influenza virus, this candidate has potential both as a universal pandemic influenza vaccine and as a component of a universal seasonal vaccine. We await the FDA's response to our IND application and are planning to initiate clinical testing thereafter.

BIODEFENCE FRANCHISE UPDATE

ACAM2000: FDA Advisory Committee review scheduled for 17 May

On 17 May, the FDA's Vaccines and Related Biological Products Advisory Committee will review our ACAM2000 smallpox vaccine. At the meeting, the Advisory Committee will make recommendations to the FDA, including an assessment of the safety and efficacy data generated as part of ACAM2000 clinical programme.

In March 2007, we provided the additional information requested by the FDA in a Complete Response Letter issued to the Company in January 2007. When the FDA notified us that the additional information provided was complete, it identified 31 August 2007 as the new Prescription Drug User Fee Act date, which is the target date for the FDA's response to our licence application for ACAM2000.

A licence for ACAM2000 is a necessary prerequisite for the long-term warm-base manufacturing contract that we are negotiating with the CDC.

MVA litigation: Delaware hearing scheduled for June

As we have previously highlighted, litigation between Acambis and Bavarian Nordic A/S (Bavarian Nordic) is ongoing in relation to Modified Vaccinia Ankara
(MVA).

A trial is scheduled in the US District Court for the District of Delaware for 5-15 June 2007. Bavarian Nordic's claims against Acambis in this case are conversion, unfair competition, and unfair trade practices, for which Bavarian Nordic is seeking damages. We continue to seek to minimise the time and money spent on the litigation as MVA is no longer part of our strategic focus.

FINANCIAL REVIEW

The financial results, prepared under the Group's accounting policies based on International Financial Reporting Standards (IFRS), for the three months ended 31 March 2007 (Q1) are presented below. The narrative reflects a comparison of our activities in 2007 and 2006, and, unless otherwise stated, the comparative figures in parentheses relate to the equivalent period in 2006.

Trading results

Revenue in Q1 was GBP2.6m (2006 - GBP6.0m) primarily from the ChimeriVax-JE partnership with sanofi pasteur. Two milestone payments worth GBP5.1m (EUR7.5m) were invoiced in Q1, with GBP1.8m being booked as revenue and the balance of GBP3.3m being held as deferred revenue in accordance with IFRS, which will be released over the forthcoming financial periods. During Q1, we continued to record revenue from our contracts with the NIAID for MVA3000. In 2006, the main sources of revenue were from our fixed-price 155 million-dose smallpox contract with the CDC, our MVA3000 contracts and product sales of Vivotif.

During Q1, a total of GBP4.0m (2006 - GBPnil) was recorded for the costs of restructuring. This included a GBP1.0m non-cash charge in relation to share options, with the remaining GBP3.0m representing cash costs, in line with guidance provided in March 2007.

Cost of sales was GBP3.7m (2006 - GBP4.2m) and represented ongoing costs on our MVA contracts and a low level of costs associated with the ChimeriVax-JE partnership as well as certain costs of operating our manufacturing facilities. Restructuring costs of GBP1.1m (2006 - GBPnil) were also charged to cost of sales in Q1, representing the costs relating to manufacturing staff.

A gross loss of GBP1.1m (2006 - gross profit of GBP1.8m) was recorded in Q1 due to restructuring costs of GBP1.1m (2006 - GBPnil).

The following paragraphs relating to operating costs exclude the one-off costs of restructuring.

R&D costs in Q1 were lower at GBP6.6m (2006 - GBP9.8m), reflecting lower level of activity on the ChimeriVax-JE programme following the completion of the two Phase 3 trials. Costs were in line with management expectations and consistent with the full-year guidance provided in March 2007.

Sales and marketing costs in Q1 decreased to GBP0.2m (2006 - GBP0.6m), with 2006 results including the Berna Products Corporation business sold in September 2006.

Administrative costs reduced significantly to GBP1.9m (2006 - GBP3.2m) and in Q1 included a small expense associated with the ongoing MVA litigation. Costs in 2006 also included aborted acquisition costs and a higher level of costs associated with the MVA litigation.

The pre-tax loss for Q1 was GBP12.3m (2006 - GBP11.4m).

Balance sheet highlights

i) Cash/debtors

The short-term investments and cash balance of the Group at 31 March 2007 increased to GBP39.6m (31 December 2006 - GBP34.4m). The increase is in part attributable to a payment received in January 2007 from the CDC for the 10 million-dose shipment of ACAM2000 made in December 2006 and the first of the milestones received from the ChimeriVax-JE partnership with sanofi pasteur. As a result of the receipt from the CDC, trade and other receivables decreased to GBP4.0m at 31 March 2007 (31 December 2006 - GBP17.5m).

ii) Inventory/current liabilities

At 31 March 2007, inventory levels were GBP1.6m (31 December 2006 - GBP1.5m), the balance principally representing work-in-progress and finished goods in relation to our ACAM2000 vaccine.

Current liabilities at 31 March 2007 were GBP15.9m (31 December 2006 - GBP15.6m). Trade and other payables have decreased to GBP1.2m (31 December 2006
- GBP3.2m) in part due to payments made in Q1 relating to the December 2006 shipment of ACAM2000 doses. Accruals and deferred income was GBP8.6m at 31 March 2007 (31 December 2006 - GBP6.6m). The increase is principally due to the remaining cash costs of the restructuring of GBP2.3m, which will be paid down during the remainder of 2007, and GBP1.0m relating to the deferred revenue arising from the milestones received from sanofi pasteur under the ChimeriVax-JE agreement, which will be released over the forthcoming financial periods. An additional balance of GBP2.3m of deferred revenue relating to this agreement is recorded in non-current liabilities.

iii) Lease financing and overdraft facilities

The combined balance on our US dollar-denominated financing facilities at 31 March 2007 remained at GBP5.0m (31 December 2006 - GBP5.0m), comprising our overdraft facility of GBP3.6m (31 December 2006 - GBP3.6m) and GBP1.4m (31 December 2006 - GBP1.4m) relating to the discounted value of the future payments for the Rockville fill/finish facility acquired in 2005, payable between 2006 and 2017.


                                     -ends-


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. ChimeriVax-JE, Acambis' most advanced product in the non-biodefence pipeline, has to date shown an excellent safety and efficacy profile following pivotal Phase 3 trials. It is currently undergoing paediatric trials in India and is partnered with sanofi pasteur and Bharat Biotech. Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

About the Vaccines and Related Biological Products Advisory Committee

The Advisory Committee advises the Commissioner of Food and Drugs in discharging responsibilities as they relate to helping to ensure safe and effective biological products, and, as required, any other product for which the FDA has regulatory responsibility. The Advisory Committee reviews and evaluates data concerning the safety, effectiveness and appropriate use of vaccines and related biological products that are intended for use in the prevention, treatment, or diagnosis of human diseases, and, as required, any other product for which the FDA has regulatory responsibility.

The Committee consists of a core of voting members including the Chair. Members and the Chair are selected from among authorities knowledgeable in the fields of immunology, molecular biology, rDNA, virology, bacteriology, epidemiology or biostatistics, allergy, preventive medicine, infectious diseases, paediatrics, microbiology and biochemistry. The core of voting members may include one technically qualified member who is identified with consumer interests and is recommended by either a consortium of consumer-oriented organisations or other interested persons. In addition to the voting members, the Committee may also include one non-voting member who is identified with industry interests.

Transcripts and related documents from the meeting will be published on the Advisory Committee's website
(http://www.fda.gov/cber/advisory/vrbp/vrbpmain.htm).


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk factors" in the Company's most recent Annual Report and Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.



Results for the three months ended 31 March 2007
Group income statement


                 Three months   Three months   Three months   Three months           Year
                        ended          ended          ended          ended          ended
                     31 March       31 March       31 March       31 March    31 December
                         2007           2007           2007           2006           2006
                     Ordinary  Restructuring          Total          Total          Total
                   activities          costs
                   (unaudited)    (unaudited)    (unaudited)    (unaudited)      (audited)
                         GBPm           GBPm           GBPm           GBPm           GBPm

Revenue                   2.6              -            2.6            6.0           30.9
Cost of sales            (2.6)          (1.1)          (3.7)          (4.2)         (14.6)
                    ---------      ---------      ---------      ---------      ---------
Gross
(loss)/profit               -           (1.1)          (1.1)           1.8           16.3

Research and
development
costs                    (6.6)          (2.0)          (8.6)          (9.8)         (37.0)
Sales and
marketing
costs                    (0.2)          (0.2)          (0.4)          (0.6)          (2.6)
Administrative
costs                    (1.9)          (0.7)          (2.6)          (3.2)          (8.6)
                    ---------      ---------      ---------      ---------      ---------
                         (8.7)          (2.9)         (11.6)         (13.6)         (48.2)
Other
operating
income:
  - Settlement
    of ARILVAX
     agreement              -              -              -              -           10.1
   - Profit on
       sale of
      business
     operation              -              -              -              -            4.6
                    ---------      ---------      ---------      ---------      ---------
Operating loss           (8.7)          (4.0)         (12.7)         (11.8)         (17.2)

Finance income                                          0.5            0.6            2.0
Finance costs                                          (0.1)          (0.2)          (0.7)
                                                                                ---------
Loss on ordinary
activities before
taxation                                              (12.3)         (11.4)         (15.9)

Taxation: UK                                              -              -           (0.8)
Taxation: Overseas                                     (0.2)           0.1            0.2
                                                  =========      =========      =========
Loss on ordinary
activities
after taxation                                        (12.5)         (11.3)         (16.5)
                                                  =========      =========      =========

Basic and
diluted loss
per share (in
pence)                                                (11.6)p        (10.5)p        (15.4)p

Weighted
average number
of ordinary
shares in
issue - basic
and diluted                                        107,358,159    107,266,487    107,285,860



Group balance sheet as at 31 March 2007
                                             As at          As at        As at
                                          31 March       31 March  31 December
                                              2007           2006         2006
                                       (unaudited)    (unaudited)    (audited)
                                              GBPm           GBPm         GBPm
Non-current assets
Goodwill                                      12.4           14.9         12.4
Other intangible assets                        0.8            4.1          0.7
Property, plant and equipment                 14.3           18.9         14.6
Deferred tax asset                               -            0.3            -
Financial assets: available for sale
investments                                    0.6            0.6          0.6
                                         ---------      ---------    ---------
                                              28.1           38.8         28.3

Current assets
Inventory                                      1.6            3.6          1.5
Current tax assets                             0.6            0.9          0.6
Trade and other receivables                    4.0            6.7         17.5
Financial assets: derivative
financial instruments                            -            0.2            -
Liquid investments                             6.0           16.1          7.5
Cash and cash equivalents                     33.6           33.6         26.9
                                         ---------      ---------    ---------
                                              45.8           61.1         54.0

Current liabilities
Financial liabilities:
   - short-term borrowings                    (3.6)          (4.0)        (3.6)
   - short-term financial liabilities         (0.1)          (5.4)        (0.1)
   - derivative financial instruments         (0.3)             -            -
Trade and other payables                      (1.2)          (4.9)        (3.2)
Accruals and deferred income                  (8.6)          (6.6)        (6.6)
Income tax payable                            (1.6)          (1.8)        (2.1)
Provisions                                    (0.5)          (1.8)           -
                                         ---------      ---------    ---------
                                             (15.9)         (24.5)       (15.6)
                                         ---------      ---------    ---------
Net current assets                            29.9           36.6         38.4

Non-current liabilities
Investment in Joint Venture                   (0.3)          (0.3)        (0.3)
Long-term financial liabilities               (1.3)          (1.5)        (1.3)
Deferred income                               (2.3)             -            -
Deferred tax liabilities                         -           (1.8)           -
                                         ---------      ---------    ---------
                                              (3.9)          (3.6)        (1.6)
                                         ---------      ---------    ---------
Net assets                                    54.1           71.8         65.1
                                         =========      =========    =========

Shareholders' equity
Share capital                                 10.8           10.7         10.7
Share premium                                 98.2           98.0         98.0
Other reserves                                (2.8)          (0.9)        (2.8)
Retained earnings                            (52.1)         (36.0)       (40.8)
                                         ---------      ---------    ---------
Total shareholders' equity                    54.1           71.8         65.1
                                         =========      =========    =========



Group cash flow statement

                                      Three months   Three months         Year
                                             ended          ended        ended
                                          31 March       31 March  31 December
                                              2007           2006         2006
                                       (unaudited)    (unaudited)    (audited)
                                             GBPm           GBPm          GBPm
Operating activities
Loss on ordinary activities before
tax                                          (12.3)         (11.4)       (15.9)
Depreciation and amortisation                  0.8            1.1          3.8
Decrease/(increase) in working
capital                                       16.1           (5.2)       (21.7)
Profit on sale of business operations            -              -         (4.6)
Other non-cash movements                       1.4           (0.4)         2.4
Net finance costs                             (0.4)          (0.4)        (1.3)
Taxes paid                                    (0.5)          (0.7)        (1.1)
                                         ---------      ---------    ---------
Cash flows from/(used in) operating
activities                                     5.1          (17.0)       (38.4)

Investing activities
Proceeds from sale of business
operations                                       -              -          9.0
Purchase of intangibles                       (0.1)          (0.1)        (0.2)
Purchase of property, plant and
equipment                                     (0.5)          (0.2)        (0.9)
Proceeds from sale of property, plant
and equipment                                    -              -          0.5
                                         ---------      ---------    ---------
Cash flows (used in)/from investing
activities                                    (0.6)          (0.3)         8.4

Financing activities
Interest element of finance lease
payments                                         -           (0.2)        (0.4)
Interest paid                                 (0.1)             -         (0.2)
Interest received                              0.5            0.7          2.2
Proceeds from issues of shares                 0.3              -            -
Capital element of finance lease
payments                                         -           (1.7)        (6.6)
Purchase of liquid investments                (1.0)          (6.1)       (13.6)
Sale of liquid investments                     2.5            8.8         24.9
                                         ---------      ---------    ---------
Cash flows from financing activities           2.2            1.5          6.3
                                         ---------      ---------    ---------
Increase/(decrease) in cash and cash
equivalents                                    6.7          (15.8)       (23.7)

Net foreign exchange difference                  -            0.2         (2.2)
Cash and cash equivalents opening
balance                                       23.3           49.2         49.2
                                         ---------      ---------    ---------
Cash and cash equivalents closing
balance                                       30.0           33.6         23.3
                                         =========      =========    =========


Reconciliation of movements in Group shareholders' equity

                                      Three months   Three months         Year
                                             ended          ended        ended
                                          31 March       31 March  31 December
                                              2007           2006         2006
                                       (unaudited)    (unaudited)  (unaudited)
                                             GBPm           GBPm           GBPm

Retained loss for the period                 (12.5)         (11.3)       (16.5)
Loss on foreign currency exchange                -              -         (1.8)
Foreign currency exchange realised
on sale of business operation                    -              -         (0.1)
Credit in respect of employee
share schemes                                  1.2            0.1          0.5
                                        ----------     ----------   ----------
                                             (11.3)         (11.2)       (17.9)
New share capital subscribed                   0.3              -            -
                                        ----------     ----------   ----------
Net decrease in shareholders'
equity                                       (11.0)         (11.2)       (17.9)
Opening shareholders' equity                  65.1           83.0         83.0
                                        ----------     ----------   ----------
Closing shareholders' equity                  54.1           71.8         65.1
                                        ==========     ==========   ==========


Notes

1.  Basis of preparation

The financial information for the three months ended 31 March 2007 and 31 March
2006 is unaudited. The financial information has been prepared in accordance with the Group's accounting policies which are based on IFRS as adopted by the European Union and the Listing Rules of the Financial Services Authority.

This summary of results does not constitute the full financial statements within the meaning of s240 of the Companies Act 1985. The 2006 financial statements will be delivered to the Registrar of Companies in due course and have been reported on by the Company's auditors. The audit report was unqualified and did not contain a statement under s237(2) or s237(3) of the Companies Act 1985. The
Notice of the Annual General Meeting (AGM) was sent to shareholders on 2 May
2007 and the 2007 AGM will be held on 25 May 2007.

2.  Directors' responsibility

The Directors are responsible for the maintenance and integrity of the Group's website. The Company notes that UK legislation governing the preparation and dissemination of financial information may differ from that required in other jurisdictions.

3.  Cash and cash equivalents

Cash, cash equivalents and bank overdrafts include the following for the purposes of the cash flow statement:

                                      As at           As at              As at
                                   31 March        31 March        31 December
                                       2007            2006               2006
                                       GBPm            GBPm               GBPm
Cash and cash equivalents              33.6            33.6               26.9
Bank overdrafts                        (3.6)              -               (3.6)
                                 ----------       ---------          ---------
                                       30.0            33.6               23.3
                                 ==========       =========          =========









                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 10 May 2007                       ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.